

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2013

Via E-mail
Craig Wilson
Senior Vice President and General Counsel
Envision Healthcare Holdings, Inc.
6200 S. Syracuse Way, Suite 200
Greenwood Village, CO 80111

> **Re: Envision Healthcare Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 13, 2013**
> **File No. 333-189292**

Dear Mr. Wilson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Prospectus Summary, page 1

3. Please amend your disclosure to define "weighted patient encounter," "weighted patient transports," and "EDs" the first time these terms are used in your prospectus.

Ownership and Corporate Information, page 6

4. Please consider including a chart reflecting your organizational and ownership structure.

Use of Proceeds, page 45

5. We note that the registration statement has a proposed maximum offering price of $100 million. We also note that you intend to use the proceeds to redeem the outstanding $450 million principal amount of your PIK Notes. Please clarify if the proceeds from this offering will be sufficient to redeem all of the outstanding PIK Notes.

6. Please expand the discussion to indicate the approximate amount of accrued and unpaid interest on the PIK notes you will redeem.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 62

7. Please revise your disclosure to include a description of the methods and assumptions used in estimating the fair value of the underlying common stock at each grant or issuance date.

8. Please revise your disclosure to provide a table including, for each grant date, the number of options granted, exercise price, fair value of the underlying stock, and the intrinsic value, if any, per option and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date.

9. Please revise your disclosure to present the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

10. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance. In addition, please confirm that no other stock options have been granted that have not already been disclosed and update that confirmation through the date the filing goes effective.

Trade and Other Accounts Receivable, page 62

11. Please disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due

amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Commercial insurance and managed care, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Revenue Recognition, page 63

12. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period.

Goodwill and Other Intangible Assets, page 64

13. Please address the following related to your goodwill disclosure:
   o Disclose the reporting units and the amount of goodwill allocated to each.
   o For reporting units in which the estimated fair value is not substantially in excess of the carrying amount and therefore are at risk of failing step one of the impairment test, please revise your disclosure to include the following:
      ▪ Percentage by which fair value exceeded carrying value as of the date of the most recent test;
      ▪ Discussion of the degree of uncertainty associated with the key assumptions, and how those assumptions were determined. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
      ▪ Description of specific, potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

   If you believe that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk of failing step one, please disclose this information.

Base Salary, page 145

14. We note that you analyzed a set of peer companies as part of your executive compensation review. Please list the companies included in the set of peer companies that you reviewed.

15. Please disclose the target range for each of your executives' salaries in relation to your peer group data.

Short-Term Incentives for the Chief Executive Officer . . ., page 146

16. We note that there was no minimum, target or maximum bonus that these named executive officers could receive. Please disclose how the Compensation Committee determined the bonus amount to award to each executive officer.

17. We note that individual performance goals were used to determine Mr. Zimmerman's bonus award. Please disclose these individual performance goals, and to what extent Mr. Zimmerman achieved these goals.

18. We note your disclosure that you defined Adjusted EBITDA consistently with the Adjusted EBITDA measure used in your prior periodic filings with the Commission. Since this registration statement is your initial public offering, please expand the discussion to clarify this statement. In addition, please expand the background discussion of the company to include a brief discussion of the company's development prior to becoming a private company.

Short-Term Incentives for Dr. Packard, page 147

19. Please disclose Dr. Packard's minimum, target, and maximum short-term bonus. Additionally, please disclose to what extent Dr. Packard achieved the corporate performance targets.

20. On page 146, we note that the Compensation Committee typically relies on Adjusted EBITDA as the appropriate measure to align the interests of management with the interests of the company. Please disclose the non-Adjusted EBITDA objectives used to determine Dr. Packard's performance, and to what extent Dr. Packard achieved these goals. Additionally, please explain the Compensation Committee's decision to pay Dr. Packard a bonus for 2011 based on non-Adjusted EBITDA objectives in 2012.

21. We note that you determined that the annual MEIP threshold level of Adjusted EBITDA had been achieved in 2013 on page 147. Please explain the Compensation Committee's decision to pay Dr. Packard a portion of the MEIP bonus in December 2012.

Securities Ownership and Certain Beneficial Owners and Management, page 159

22. On page 160, we note that CD&R Affiliates own 97.6% of the company. We also note that Mr. Sanger and Mr. Owen own 4.6% of the company. Please clarify these ownership positions.

Equity Incentive Plans, page 173

23. We note that you intend to adopt a new omnibus equity plan prior to the completion of this offering. Once available, please file this equity plan as an exhibit.

Underwriting, page 183

24. On page 186, we note that certain underwriters and their respective affiliates have provided you and your affiliates with services. Please amend your disclosure to identify each such underwriter with whom you have a material relationship and the nature of the relationship.

25. Once available please file copies of each of the lock-up agreements.

Index to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Merger, page F-18

26. You disclose that the acquisition consideration included $150 million in capitalized issuance costs, of which $109 million are debt issuance costs. Please tell us what the remaining $41 million represents and why it was capitalized per ASC 805-10-25-23. In addition tell us why the $40 million CD&R transaction fee and the $2.6 million out-of-pocket and consulting expenses discussed on page F-40 were capitalized per ASC 805-10-25-23.

12. Equity Based Compensation, page F-34

27. Please revise your disclosure and provide us with additional information regarding how you determined the estimated volatility for your stock.

13. Commitments and Contingencies, page F-36

28. Please tell us how you plan to account for the AMR New York divestiture and what consideration was given to providing pro forma financial statements for the divesture.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Wuenschell at (202) 551-3467 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
Peter Loughran
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022